Filed by WesBanco, Inc.
Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 141-12 under the
Securities and Exchange Act of 1934

Subject Company: Western Ohio Financial Corporation
Commission File No. 0-24120

Date:  June 18, 2004

WesBanco, Inc., today announced that it has created two new trusts, WesBanco Capital Trust IV and WesBanco Capital Trust V for the purpose of issuing a combined total of $40 million in Trust Preferred Securities. These securities were included in a pooled trust preferred program.  A portion of the proceeds received from the Trust Preferred Securities issuance will be used to fund the acquisition of Western Ohio Financial Corporation, Springfield, Ohio.

NEWS FOR IMMEDIATE RELEASE

June 17, 2004       For Further Information Contact:

Paul M. Limbert
President & CEO

or

Brent E. Richmond
Executive VP – Treasury

(304) 234-9000
NASDAQ Trading Symbol: WSBC
Website: www.wesbanco.com

WesBanco, Inc. Receives $40 Million from Two Pooled Trust Preferred Transactions

Wheeling, WV. . . WesBanco, Inc. (NASDAQ: WSBC), today announced that it has created two new trusts, WesBanco Capital Trust IV and WesBanco Capital Trust V for the purpose of issuing a combined total of $40 million in Trust Preferred Securities. These securities were included in a pooled trust preferred program.

WesBanco Capital Trust IV issued $20 million in Trust Preferred Securities that bear interest at a floating rate based on the three-month LIBOR rate plus 265 basis points with an initial rate approximating 3.96%. WesBanco Capital Trust V issued $20 million in Trust Preferred Securities that bear interest at an initial fixed rate of 6.91% for a period of five years. Thereafter, the interest rate will float based on the three-month LIBOR rate plus 265 basis points. The Trust Preferred Securities issued by WesBanco Capital Trust IV and V are both redeemable at par any time commencing in June 2009 and will mature in 2034.

A portion of the proceeds received from the Trust Preferred Securities issuance will be used to fund the acquisition of Western Ohio Financial Corporation, Springfield, Ohio. The remaining proceeds received from the issuance of the Trust Preferred Securities will be used for general corporate purposes, which may include, among other things, potential acquisitions, share repurchases, dividend reinvestments and employee benefit plans.

WesBanco is a multi-state bank holding company presently operating through 72 banking offices and 106 ATM machines in West Virginia, Central and Eastern Ohio and Western Pennsylvania. WesBanco is the second largest bank holding company headquartered in West Virginia with the third overall deposit market share. Its banking subsidiary is WesBanco Bank, Inc., headquartered in Wheeling, West Virginia. In addition, WesBanco operates an insurance brokerage company, WesBanco Insurance Services, Inc. and a full service broker/dealer, WesBanco Securities, Inc.

Forward-looking statements in this press release relating to WesBanco’s plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this press release should be read in conjunction with WesBanco’s most recent annual report filed with the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2003, as well as the Form 10-Q for the prior quarter ended March 31, 2004, which are available at the SEC’s website www.sec.gov or at WesBanco’s website, www.wesbanco.com . Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties’, including those detailed in the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission under the section "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the effect of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the parent company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory actions and reform; competitive conditions in the financial services industry; rapidly changing technology affecting financial services, and/or other external developments materially impacting WesBanco’s operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.